The Annual Meeting of the Stockholders of the
Fund was held on October 11, 2001. The following
 is a summary of the proposal presented and the
total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

Joseph J. Kearns	3,574,916				29,318
Michael Nugent		3,574,916				29,318
C. Oscar Morong, Jr.	3,574,916				29,318
Vincent R. McLean	3,574,916				29,318
Thomas P. Gerrity	3,574,916				29,318